Exhibit77M  Van Kampen Florida Insured Tax Free Income Fund


   A Special Meeting of Shareholders (the "Meeting") of the Van Kampen Florida Insured Tax Free Income Fund (the "Fund"), a Delaware business trust, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Wednesday, August 28, 2002, at 3:00 p.m. for the purpose of approving the reorganization, liquidation and dissolution of the Fund.

  The proposal requested shareholders to approve an Agreement and Plan of Reorganization pursuant to which the Van Kampen Florida Insured Tax Free Income Fund would (i) transfer all of its assets to the Van Kampen Insured Tax Free Income Fund in exchange solely for Class A, B and C shares of beneficial interest of the Van Kampen Insured Tax Free Income Fund and the Van Kampen Insured Tax Free Income Fund's assumption of the liabilities of the Van Kampen Florida Insured Tax Free Income Fund,
(ii) distribute such shares of Van Kampen Insured Tax Free Income Fund to the holders of shares of the Van Kampen Florida Insured Tax Free Income Fund and (iii) be dissolved.

  Having received the necessary vote, the approval of the Reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: 2,699,032 shares were voted for the proposal; 486,582 shares voted against the proposal and 138,716 shares abstained from voting.